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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

March 10, 2020

Re:	Kingsoft Cloud Holdings Limited (CIK: 0001795589) Responses to the Staff’s Comments on the Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 14, 2020

Confidential

Mr. Bernard Nolan

Mr. Larry Spirgel

Ms. Inessa Kessman

Mr. Robert Littlepage

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Nolan, Mr. Spirgel, Ms. Kessman and Mr. Littlepage:

On behalf of Kingsoft Cloud Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 26, 2020 on the Company’s Draft Registration Statement on Form F-1 confidentially submitted on February 14, 2020 (the “Draft Registration Statement”) and also the Company’s responses to the Comment 2 and Comment 4 contained in the Staff’s letter dated February 6, 2020. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the

Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

In addition to revising the disclosures, the Company has also included its audited consolidated financial statements as of and for the year ended December 31, 2019, as well as certain other data and information to reflect recent developments.

To facilitate your review, we have separately delivered to you four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and four copies of the submitted exhibits.

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Amendment No. 2 to Draft Registration Statement on Form F-1

Risk Factors

Risks Relating to Our Business and Industry

Our business is subject to natural disasters, extreme weather conditions, health epidemics . . ., page 22

1.

We note you expect that the COVID-19 outbreak may have a negative impact on demand for your products and solutions if it harms the Chinese or world economy generally, or otherwise harms the business of your customers. Please expand the risk factor to discuss the reasonably likely known effects of the outbreak on your business operations as a result of most of your employees being located in China. To the extent material, address the expected impact on your financial condition and results of operations for fiscal year 2020.

In response to the Staff’s comment, the Company has revised the disclosures on page 23 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018, page 101

2.	We note your revised disclosure in response to prior comment 3 that:

•

the increase in your public cloud services revenues was “primarily” driven by increased average revenues per Public Cloud Service Premium Customer and, “to a lesser extent,” an increase in the number of Public Cloud Service Premium Customers; and

•

the increase in your enterprise cloud services revenues was “primarily” driven by an increase in the number of Enterprise Cloud Service Premium Customers and, “to a lesser extent,” increased average revenues per Enterprise Cloud Service Premium Customer.

Please clarify the extent to which each factor contributed to growth in revenues by quantifying such information. In this regard, it appears that the increase in average revenues per Public Cloud Service Premium Customer represented the substantial majority of the increase in public cloud services revenues for the nine months ended September 30, 2019 and the fiscal year ended December 31, 2018. Refer to Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosures on pages 101 and 103 of the Revised Draft Registration Statement.

Comment 2 contained in the Staff’s letter dated February 6, 2020

In response to the Staff’s comment, the Company has reflected the impact of the share awards granted in December 2019 on the results of operations in the audited consolidated financial statements as of and for the year ended December 31, 2019 and related discussions on share-based compensation of the Revised Draft Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosures under Subsequent Events on pages F-55 and F-56 of the Revised Draft Registration Statement with respect to the impact of the share awards granted in January 2020 and February 2020 on the results of operations, respectively.

Comment 4 contained in the Staff’s letter dated February 6, 2020

In response to the Staff’s comment, the Company has revised the disclosures on page 165 of the Revised Draft Registration Statement with respect to the compensation of the directors and executive officers for the year ended December 31, 2019.

*        *        *         *

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10 8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Yulin Wang, Chief Executive Officer

Kingsoft Cloud Holdings Limited

Mr. David T. Zhang, Esq., Partner

Mr. Steve Lin, Esq., Partner

Kirkland & Ellis International LLP

Mr. Raymond Wong, Partner

Ms. Grace Lim, Partner

Ernst & Young Hua Ming LLP

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